August 18, 2006

Via EDGAR (Correspondence)

Ms. Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Re:	Modine Manufacturing Company
           Form 10-K for the Fiscal Year Ended March 31, 2006
                  SEC File No. 001-01373

Dear Ms. Cvrkel:

This letter is in response to your letter of August 4, 2006, commenting on our Form 10-K for the fiscal year ended March 31, 2006. We have repeated the comments from your letter below, followed by our responses.

Form 10-K for the year ended March 31, 2006

General

1.
We note that in certain sections of your MD&A, and in Notes 17 and 25 to the financial statements, the disclosures include amounts in euro rather than US dollars. In future filings, please make sure all disclosures are made in US dollars since that is your reporting currency.

Modine Response
We incorporated this comment into our Form 10-Q for the three months ended June 26, 2006, filed with the Commission on August 7, 2006. We will continue to incorporate this comment into future filings.

Item 6. Selected Financial Data

2.
In future filings, please revise to either disclose or cross-reference to a discussion of any factors that materially affect the comparability of the information provided in your Selected Financial Data. Such items may include, but not be limited to, business acquisitions or dispositions, accounting changes or other significant or unusual items which may be helpful to an investor’s understanding of the selected financial data. Refer to the requirements of Item 301 of Regulation S-K.

Modine Response
In our future filings, we will include a disclosure and/or cross-reference to a discussion of factors that materially affect the comparability of the information provided in the Selected Financial Data section in accordance with the requirements of Item 301 of Regulation S-K.

Management’s Discussion and Analysis - Liquidity and Capital Resources

3.
Please revise your liquidity and capital resources section in future filings to discuss the nature of and disclose the expected amount of capital expenditure commitments in fiscal 2007. See Item 303(a)(2)(i) of Regulation S-K.

Modine Response
We incorporated this comment into our Form 10-Q for the three months ended June 26, 2006, filed with the Commission on August 7, 2006. We will continue to incorporate this comment into the liquidity and capital resources section of future filings.

Consolidated Statements of Cash Flows

4.
We note that you have included a line item in cash flows from financing activities titled “other - net.” In future filings, please separately present each material item that affects the cash flow statements.

Modine Response
Other - net within cash flows from financing activities as presented in the Form 10-K for the year ended March 31, 2006 was comprised of cash overdrafts related to outstanding checks which had not yet been presented to the bank. Changes in these overdrafts have been separately presented within cash flows from financing activities in our Form 10-Q for the three months ended June 26, 2006, filed with the Commission on August 7, 2006. Other - net within cash flows from operating activities and cash flows from investing activities have historically been comprised of numerous insignificant items which have not been separately presented in the statement of cash flows. We will continue to incorporate this comment into future filings for material items that affect the statement of cash flows.

Note 1. Significant Accounting Policies

-- Revenue Recognition

5.
We note your disclosure that you recognize revenue, including agreed upon commodity price increases, as products are shipped to customers and the risks and rewards of ownership are transferred to our customers. In light of your disclosure in the Risk Factors section that certain of your customers are increasingly refusing to honor these contractual provisions and are not paying the full cost of the materials increases, please explain to us why you believe that it is appropriate to recognize revenue for the commodity price increases at the time the products are shipped. Also, please tell us the nature of any adjustments made to revenue and/or accounts receivable to account for the fact that several of the customers have not been paying the full amount of the commodity price increases.

Modine Response
Modine accounts for revenue in accordance with the provisions of Staff Accounting Bulletin 104, “Revenue Recognition” (SAB 104). In accordance with SAB 104, revenue is recognized when collectibility is reasonably assured, delivery has occurred, persuasive evidence of an arrangement exists, and there is a fixed or determinable price. Generally, we have fixed contractual arrangements with our customers that include provisions for material price increases, typically at fixed intervals over the life of the contract. With the recent significant increase in commodity prices, certain customers in North America have begun to refuse to honor all or a portion of the contractually obligated price increases. The Company recognizes this changing trend, and has appropriately considered this recent trend in applying the provisions of SAB 104, specifically whether collectibility is reasonably assured.

Modine’s policy for contractual commodity price increases is to inform customers one to two months in advance that these increases will be forthcoming in accordance with the contractual arrangements. In a number of situations where the customers have indicated refusal to honor part or all of the contractual commodity price increases, commercial negotiations take place with the customer regarding the commodity price increases before the price increase is implemented. In these situations, any reduction in the contractual commodity price increases will be agreed-upon in advance through these commercial negotiations, and the agreed-upon price increases will be recognized as revenue at the time products are shipped. In other situations, customers do not respond to the advance notification of the upcoming contractual commodity price increase, or the customer has indicated concern surrounding the increase but commercial negotiations with the customer have not been completed prior to implementing the commodity price increase. In certain of these situations, the Company does not record any revenue for the commodity price increases when the likelihood of collection is uncertain. In other situations, the price increases are recognized as revenue at the time products are shipped in accordance with the contractual arrangements with our customers, but are offset by appropriate provisions for estimated commodity price increases which may ultimately not be collected based on the anticipated outcome of commercial decisions. These provisions are established based upon specific identification of outstanding receivable balances with open negotiations, and the Company’s knowledge of its history with these customers. The provisions are updated monthly based upon the status of negotiations with these customers. At March 31, 2006, the Company had established $220,000 of provisions for estimated commodity price increases which may ultimately not be collected.

-- Tooling Costs

6.
We note that you have disclosed your accounting policy for pre-production tooling costs when you own title to the tooling and for customer-owned tooling costs when the customer has guaranteed reimbursement to the company. Please tell us, and disclose in future filings, how you account for customer-owned tooling costs when the customer does not guarantee reimbursement. Also, please disclose the amount capitalized for both company owned and customer owned tooling costs in future filings. See EITF 99-5.

Modine Response
The Company typically does not enter into pre-production tooling arrangements where customer-owned tooling costs are not recovered through guaranteed reimbursement provisions. Generally, pre-production tooling costs are incurred under one of the following two methods: (1) Modine incurs pre-production tooling costs and does not receive reimbursement from the customer. In these circumstances, Modine retains title to the tooling and accounts for these costs as a component of property, plant and equipment - net; and (2) Modine initially incurs pre-production tooling costs, and receives reimbursement typically through lump-sum payments prior to production. In a few instances, reimbursement is received on a piece-price basis over future production volumes. In these cases, the piece-price reimbursement is accompanied by guaranteed minimum volumes sufficient to recover Modine’s capitalized cost. Customers hold title to the tooling covered under reimbursement provisions, and Modine accounts for these costs as a receivable. No significant arrangements existed during the twelve months ended March 31, 2006 where customer-owned tooling costs were not accompanied by guaranteed reimbursement. Accordingly, the Company’s disclosure included within its Form 10-K did not include discussion of the accounting for these customer-owned tooling situations without guaranteed reimbursement. In our future filings we will include a disclosure stating that no significant arrangements exist where customer-owned tooling costs were not accompanied by guaranteed reimbursement. To the extent that we enter into significant customer-owned tooling arrangements without guaranteed reimbursement in future periods, we will disclose how these costs are accounted for in the applicable future filing(s).

In our future filings, we will disclose the amount capitalized for Modine-owned and customer-owned tooling costs based on the provisions of EITF 99-5.

-- Reclassifications

7.
We note your disclosure that for fiscal 2005 and 2004 you have reclassified certain amounts from other income-net to operating activities. We also note from your disclosure that these reclassification entries have impacted net sales, cost of sales and selling, general and administrative expenses. For each amount and type of reclassification that has been made, please provide us with the details regarding the nature of the amount, how it was accounted for in 2005 and 2004, the reasons why the change was made in fiscal 2006, and the reasons why it was not accounted for appropriately in fiscal 2005 and 2004. Also, as part of your response, please explain why you do not believe the reclassifications made represent the correction of errors. We may have further comment upon receipt of your response.

Modine Response
In the first quarter of fiscal 2006, the Company made certain changes to the classification of items within the statement of earnings. The changes made in the fiscal 2006 presentation were disclosed in the footnotes to the Form 10-K for the year ended March 31, 2006, and fiscal years 2005 and 2004 were reclassified to conform with the revised presentation. The following describes the nature of the reclassifications made for the periods presented:

•
Royalty income: Prior to fiscal 2006, royalty income was included as a component of other income - net in the consolidated statement of earnings. Previously, the Company felt that the royalty income was ancillary, and did not qualify as ongoing major or central operations. However, by early fiscal 2006, research and development had become a large and continually growing component of Modine’s core operations with the continued market emphasis on cleaner emissions and greater fuel efficiency. In all, Modine sees leading-edge technology to be key to its future success and we anticipate that the licensing of this technology will escalate. With the growing importance of new product innovation and the growing trend of licensing technology to third parties, the Company reassessed its presentation of royalty income, and concluded that this income had become an important part of the business. The Company now believes that such income meets the definition of revenue in FASB Concept Statement 6, specifically that the income is a result of the entity’s ongoing major or central operations. In conjunction with the changing focus toward product innovation, the Company felt that classification of royalty income within revenues was more appropriate, and changed this presentation in fiscal 2006. Fiscal 2005 and 2004 presentations were reclassified to conform with this change. The Company concluded that this change was not a correction of an error, but was rather a change in facts and circumstances surrounding the growing importance to the Company of royalty income.

•
Gains and losses on asset disposals and tooling sales: Prior to fiscal 2006, gains and losses on asset disposals and tooling sales were included as a component of other income - net in the consolidated statement of earnings. During fiscal 2006, the Company identified that this presentation was inconsistent with SFAS No. 144, which indicates that gains and losses on the disposal of assets should be included in results from continuing operations. Accordingly, the Company changed the presentation of these gains and losses in fiscal 2006 to reflect them primarily within cost of sales, with a small portion recorded within selling, general and administrative expenses. Fiscal 2005 and 2004 presentations were revised to conform with this change. The Company identified that the prior presentation was a technical error in the financial statements; however, the Company did not believe that error was material. In arriving at this decision, the Company considered the guidance within Staff Accounting Bulletin 99. The following table presents the impact on operating income of revising the presentation of gains and losses on asset disposals and tooling sales ($’s in thousands):

Year	Income from operations as originally reported	Gains/(losses) on asset disposals and tooling sales	Percentage impact
2005	$84,990	$1,003	1.2%
2004	$50,066	$4,382	8.8%
2003	$53,092	$19	0.04%

Specifically, the following quantitative and qualitative factors were considered in concluding that this error was not material to the consolidated financial statements: (1) Gains and losses on asset disposals and tooling sales represented 1.2 percent of income from operations in fiscal 2005 and 0.04 percent of income from operations in fiscal 2003, which were not considered material. In fiscal 2004, these gains and losses represented 8.8 percent of income from operations, which also was not considered material to the statement of earnings as pretax earnings and net income was unaffected by this change in presentation. In arriving at the decision that the amount in fiscal 2004 was immaterial, the Company considered the impact on other financial statement measures including segment reporting. The gain related primarily to the sale of three plants in the Original Equipment segment, and this change represented only 6.6 percent of the $66 million of operating income within this segment during fiscal 2004; and (2) The gains and losses on asset disposals and tooling sales were separately disclosed within prior Form 10-K’s in the other income - net footnote, and the reclassification of this amount was fully disclosed in the fiscal 2006 footnotes. Based on these quantitative and qualitative factors, the Company concluded that the presentation of gains and losses on asset disposals and tooling sales was not a correction of a material error.

•
Purchase discounts: Prior to fiscal 2006, purchase discounts were included as a component of other income - net in the consolidated statement of earnings, as the Company believed that the cash discounts reflected the time value of money inherent in earlier than normal payments and thus represented a financing transaction. The Company classified these amounts below income from operations similar to the presentation of interest income or expense. The Company monitored the presentation of these costs by other peer companies, and noticed a growing trend where other companies were more frequently presenting these discounts as a reduction of purchases in cost of sales. This trend was based at least in part on the consensus reach in EITF Issue 02-16. In fiscal 2006, the Company felt that the presentation of such discounts in cost of sales had become the predominant practice, and accordingly, the Company changed its classification to be consistent with predominant industry practice. Fiscal 2005 and 2004 presentations were reclassified to conform with this change. The Company concluded that this change was not a correction of an error, but was rather a reclassification to be more consistent with predominant industry practice. The prior presentation was acceptable, although no longer the preferred method based on recent trends and guidance.

•
Allocations: Certain modifications were made to the allocation of centralized service expenses during fiscal 2006, which resulted in the reclassification of expenses from selling, general and administrative expenses to cost of sales in the statement of earnings. The fiscal 2005 and 2004 presentations were reclassified to conform with this change. These changes were not considered material based on the insignificant dollar amount of the changes and the nature of the reclassifications entirely within income from operations.

For the reasons stated above, the Company concluded that the presentation was appropriate, in all material respects, and was clearly disclosed in the notes to the financial statements.

Note 12. Acquisitions

8.
We note that your acquisition of Airedale International was made at a purchase price that resulted in goodwill. Please provide us, and disclose in future filings, a description of the factors that contributed to a purchase price that resulted in the recognition of goodwill. See paragraph 51b of SFAS No. 141.

Modine Response
Effective May 3, 2005, Modine acquired Airedale International Air Conditioning Limited (“Airedale”) for a purchase price $37,991,000, which resulted in the recognition of $17,266,000 of goodwill. This goodwill arose from an assessed business enterprise value which exceeded the fair market value of the net assets acquired. The assessed business enterprise value was based on anticipation of strong future cash flows which could be achieved under Modine’s ownership. Specifically, a number of purchased goods synergies are anticipated to be created through the combination of Airedale’s and the Company’s purchasing organizations, including certain situations where Airedale’s purchased parts could be purchased internally from other Modine facilities. In addition, the assessed enterprise value was also related to cross selling opportunities, as the Airedale products are complementary to Modine’s existing heating, ventilation and air conditioning (“HVAC”) products in the U.S., and can be expanded in the U.S. market. In addition, cross selling opportunities also exist with the introduction of the Company’s existing HVAC products into the U.K. and European marketplace. This acquisition provided Modine with a global growth vehicle in HVAC products, which was much cheaper than starting new operations within the U.K. and European markets. These factors also drove a higher business enterprise value based on the avoidance of start-up costs and start-up inefficiencies.

In our future filings which include acquisitions made at a purchase price that results in goodwill, we will include a description of the factors that contribute to a purchase price that results in the recognition of goodwill, as described in paragraph 51b of SFAS No. 141.

9.
We note from the purchase price allocations provided in note 12, that the Company did not recognize any separate intangible assets other than goodwill, other than the trademark acquired in the Airedale acquisition during 2006. Please tell us how the Company determined the fair values of the net assets acquired in the Company’s fiscal 2005 and 2006 acquisitions. As part of your response, you should also explain why no other intangibles such as customer lists or customer relationships were recognized in connection with your acquisition transactions. We may have further comment upon receipt of your response.

Modine Response
During fiscal 2005 and 2006, the Company completed four acquisitions accounted for under the purchase method in accordance with SFAS 141, “Business Combinations:” Airedale International Air Conditioning Limited (Airedale); the heavy-duty original equipment business of Transpro, Inc. (Jackson); the South Korean assets of the Automotive Climate Control Division of WiniaMando Inc. (ACC); and ACC’s operations in Shanghai, China (Shanghai). In accordance with SFAS 141, the cost of the acquired entities was allocated to the assets acquired and liabilities assumed based on the estimated fair values at the date of acquisition. Specific to these four acquisitions, the following procedures were performed to determine the fair values of the net assets acquired:

•
Trade receivables were presented at present values of amounts to be received, less allowances for uncollectible costs. All receivables are due in the current operating cycle, and therefore have been presented as current assets without imputing interest in the present value calculation.

•
Inventories were valued as follows: (a) Finished goods were valued at selling prices less the sum of disposal costs and a reasonable selling profit. In certain of the acquisitions where an insignificant amount of finished goods was acquired, the finished goods were valued at carrying cost, which was not materially different from the selling price less a reasonable selling profit; (b) Raw materials were valued at current replacement costs. No significant work in process inventories were acquired in these acquisitions.

•
Other current and noncurrent assets, which represent relatively insignificant asset values in these acquisitions, were valued at fair value, which generally was consistent with the book value recorded for these assets.

•	Property, plant and equipment was valued at current replacement cost on a held-for-use basis. This value was determined with the assistance of third-party appraisals.

•
The Company considered the existence of intangible assets in these acquisitions. Trademarks acquired in the Airedale acquisition were valued at the estimated fair value of these assets. This fair value was determined based on a third-party valuation expert appraisal performed under a relief-of-royalty fair value technique over the estimated life of the trademarks. No other intangible assets were identified based on these valuations and management’s conclusion.

•
Accounts payable, accrued compensation and employee benefits and accrued expenses and other current liabilities were valued at the present values of amounts to be paid. This amount generally represented the carrying value of these liabilities as all amounts were payable within the current operating cycle, and therefore were presented as current liabilities without imputing interest in the present value calculation.

•
Other non-current liabilities were valued at the present values of amounts to be paid. Interest was imputed in the fair value calculation at prevailing market interest rates at the time of the acquisitions.

•	Preacquisition contingencies were recorded based on the fair value of those contingencies. The four acquisitions did not include a significant amount of preacquisition contingencies.

No intangible assets were recognized in relation to the above acquisitions, other than the trademarks acquired in the Airedale acquisition. This is based on the nature of the acquired entities and the markets served and is consistent with Modine’s strategy for these acquisitions.

Modine offers thermal management products on a global basis to its original equipment manufacturing (OEM) customers. These customers operate on this same global basis, and we have relationships with this global customer base. A growing trend in the OEM markets is migration to lower-cost manufacturing locations throughout the world. Our customer base is expanding into new areas of the world, and one of our strategic goals is to serve our customer base throughout the world in a cost-effective manner through global diversification. This generally requires us to expand into these new regions with our customer base. We accomplish this expansion through either development of a new manufacturing location (“greenfield site”) or through the acquisition of an existing entity within the targeted region. A number of factors are evaluated in determining whether to build a new location or acquire an existing entity, including barriers to enter certain regions, cost of development versus acquisition, and time to complete development versus acquisition. The acquisitions of ACC and Shanghai are good examples of this strategic acquisition process. In the ACC and Shanghai acquisitions, we were able to quickly enter the Asian markets and serve our global customers expanding within this region. In these acquisitions, we did not acquire any significant new products or technology, or any significant new relationships which we did not already have with our global customer base. In addition, no other significant intangible assets existed related to these acquisitions. The ACC acquisition allowed us to quickly expand our relationship with Hyundai/Kia in South Korea. Prior to the acquisition, we established a technical relationship with Hyundai/Kia to develop new products and provide technology support. Based on the acquisition, our technical relationship with Hyundai/Kia was expanded to a commercial relationship.  This commercial relationship was not accompanied by any guaranteed contracts of future business with this customer. Given the preexisting relationship, the absence of guaranteed contracts, and the on-going quality and price targets that need to be maintained and achieved with this customer, the Company did not ascribe any fair value to this expanded relationship.

The Jackson acquisition was completed to gain additional manufacturing scale in the heavy-duty truck market in anticipation that this market would grow significantly based on future emission standard changes in the United States. The purchase price of this acquisition exceeded the fair value of the net assets acquired based on identified opportunities to improve the operations of this business and reduce the cost structure of the business based on our manufacturing expertise in thermal management products. In this acquisition, we did not acquire any significant new products or technology, or any significant new relationships which we did not already have with our customer base. This acquisition provided us the opportunity to expand our business with certain customers; however, we had existing or prior relationships with Jackson’s significant customers. This new business did not include any guaranteed contracts of future business with these customers, and the programs that we acquired had relatively short remaining lives. Given these preexisting relationships, the absence of guaranteed contracts, the short-lived programs acquired, and the ongoing quality and price targets that need to be maintained and achieved with these customers, the Company did not ascribe any fair value to these expanded relationships.

The Airedale acquisition was completed to achieve a different strategic goal of product diversification. This acquisition expanded our HVAC product offering by providing us cross merchandising opportunities with our existing HVAC product offering in the U.K. and European markets, and providing opportunities to merchandise the Airedale products in the U.S. market. The HVAC markets are distinguished from our OEM markets because in the HVAC markets we sell a visibly branded product directly to the end users. We believe the strength of brand recognition drives value in these markets. In the Airedale acquisition, we acquired the strength of the Airedale name and trademark, and the products offered under this name. Airedale’s customer base is comprised of numerous one-time buyers of its products. While this customer base was acquired in the acquisition, no significant intangible value was ascribed to this as these customers are not necessarily repeat customers. The value within this business related to the strength and recognition of the Airedale name. Accordingly, we felt that the entire intangible value related to this trademark, and no other significant intangible assets carried significant value apart from this trademark.

Based on the different nature and strategic goals of these acquisitions, the Company believes that intangible value was appropriately considered in each of its recent acquisitions.

Note 13. Discontinued Operations

10.
We note that at the time of the spinoff of the Aftermarket Business, you recorded a charge to earnings of $53,462 for the difference between the carrying value of the business and the fair value as indicated by the value of the Proliance International Inc. shares received by Modine’s shareholders. Please explain to us how you evaluated the assets related to this business for impairment prior to the completion of the spinoff. As part of your response, please indicate why you believe that the assets of the business should not have been impaired as of the end of fiscal year 2005. See paragraph 29 of SFAS No. 144.

Modine Response
Prior to the spin-off of the Aftermarket Business, the Company considered whether an impairment indicator existed under the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” given the pending spin-off transaction. On December 26, 2004, the Company concluded that impairment indicators existed based on paragraph 8 of SFAS No. 144. The impairment indicators identified included the following:

•
A current expectation that, more likely than not, a long-lived asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. Based on the pending transaction, this impairment indicator existed at December 26, 2004;

•
A current-period operating loss combined with a history of operating losses or a projection or forecast that demonstrates continuing losses. During the nine months ended December 26, 2004, the Aftermarket Business recorded a pre-tax loss, accordingly, this impairment indicator existed at December 26, 2004; and

•
An expectation as of December 26, 2004 that the consideration received in the spin-off transaction (estimated at $51.3 million at December 26, 2004) would be less than the book value of the Aftermarket Business ($107.4 million at December 26, 2004).

Based on the above factors, the Company concluded that an impairment analysis under SFAS No. 144 was required as of December 26, 2004. The Company performed this analysis under the provisions of paragraph 27 and paragraph 29 of SFAS No. 144, which indicates the following:

•
Paragraph 27: “A long-lived asset to be disposed of other than by sale (for example, by abandonment, in an exchange for a similar productive long-lived asset, or in a distribution to owners in a spin-off) shall continue to be classified as held and used until it is disposed of;” and

•
Paragraph 29: “If the asset group is tested for recoverability while it is classified as held and used, the estimates of future cash flows used in that test shall be based on the use of the asset for its remaining useful life, assuming that the disposal transaction will not occur.”

The Company concluded that the Aftermarket transaction qualified as a spin-off transaction, as described in paragraph 27 of SFAS No. 144. Accordingly, the impairment analysis was performed as of December 26, 2004 under a held for use model. Therefore, the Aftermarket asset group was tested for recoverability based on the undiscounted cash flows from the ongoing use of these assets assuming that the spin-off transaction would not occur. Under this analysis, the undiscounted cash flows from the ongoing use of these assets exceeded the book value of the asset group. Accordingly, no impairment was identified under SFAS No. 144 on December 26, 2004 or during fiscal 2005 under the held for use model.

The Aftermarket spin-off transaction was completed during the second quarter of fiscal 2006. The impairment analysis was changed from a “held for use model” (indicating no impairment) to a “held for disposal model” (indicating impairment). An impairment loss was recognized in accordance with paragraph 29 of SFAS No. 144, which states that “an impairment loss, if any, shall be recognized when the asset is disposed of if the carrying amount of the asset disposal group exceeds its fair value.” Accordingly, at the time of the spin-off, the loss on spin-off was recorded, which included the impairment loss on the asset disposal group. The loss was appropriately recorded in the second quarter of fiscal 2006 when the Aftermarket spin-off transaction was completed.

In Note 13: Divestitures included in the Form 10-K for the year ended March 31, 2005, the Company disclosed prior to the completion of the spin-off that the estimated loss to be recorded at the time of spin-off would be in the range of $40 to $55 million. Furthermore, the disclosure stated that “Modine continues to conduct normal Aftermarket Business operations and, accordingly, the financial results presented reflect the business as held and in use until the date the spin-off is completed.” This disclosure is consistent with the discussion above.

Note 27. Quarterly Financial Data (Unaudited)

11.
We note your disclosure of earnings from continuing operations for each quarterly period in fiscal 2006 and 2005. In future filings, please also include disclosure of your income from continuing operations and net income (loss) for each quarter presented.

Modine Response
In our future filings, we will include a disclosure of income from continuing operations and net income (loss) for each quarter presented in our Quarterly Financial Data (Unaudited).

In connection with our response, we acknowledge that:

•	Modine Manufacturing Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Modine Manufacturing Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further comments or questions regarding this response, please contact the undersigned at (262) 636-1681. Thank you for your attention to this matter.

Very truly yours,

/s/ Bradley C. Richardson

Bradley C. Richardson
Executive Vice President, Finance and
Chief Financial Officer

cc:          Ms. Claire Erlanger
U.S. Securities and Exchange Commission

Mr. Richard J. Doyle
Audit Committee Chair

Mr. Raymond L. Wilson
PricewaterhouseCoopers LLP